ENERGY FOCUS PRICE ADJUSTMENT AGREEMENT
WITH AURORA DEVELOPMENT CENTER, LLC

October 3,2025

Randy Gianas
Energy Focus
32000 Aurora Rd
Solon, Oh 44139

RE: Energy Focus space reduction October 1, 2025=Effective 10/1/2025

Dear Randy,

This will confirm AURORA DEVELOPMENT CENTER, LLC (landlord) has agreed to permit SCA, the co-tenant, to use a portion of Energy Focus's space to store pallets and ENERGY FOCUS has agreed to same. It is my understanding Energy Focus would like to reduce their monthly expenses and has agreed to house storage pallets in exchange for a monthly expense reduction. Accordingly, the Landlord, SCA and Energy Focus have tentatively agreed to the following:

This will confirm AURORA DEVELOPMENT CENTER, LLC agreement with Energy Focus to reduce their space by approximately 4,300 feet wherein Energy currently pays approximately $20,900 a month and will now pay $17,650 a month beginning 10/1/2025. SCA will begin moving storage pallets to the Energy focus facility using approximately 4,300 square feet. It is my understanding Energy focus will continue clearing space in their facility and once cleared, SCA will transfer additional pallets to their facility. We will renegotiate the reduction in rent when the 2nd transfer occurs. Moreover, Landlord is requesting a lease renewal at some reduced space and dollar amount and it is my understanding you will be working toward that goal in the near future.

Thank you for your immediate attention to this matter.

Very truly yours,

Ryan Roa, Manager
AURORA DEVELOPMENT CENTER, LLC

DLP/